Exhibit 99.1
SAP INTERIM REPORT
JANUARY — JUNE 2006
THE BEST — RUN BUSINESS RUN SAP

PRELIMINARY NOTES
FORWARD-LOOKING STATEMENTS
          Any statements contained in the review of operations that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “assume”, “believe”, “counting on”, “continue”, “estimate”, “expect”, “forecast”, “intend”, “is confident”, “may”, “plan”, “predict”, “project”, “should”, “target”, “wants”, “will” and “would” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (SEC), including SAP’s most recent annual report on Form 20-F for 2005 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
NON-GAAP MEASURES
          The quarterly report discloses certain financial measures, such as pro-forma operating income, pro-forma operating margin, pro-forma expenses, pro-forma net income, pro-forma earnings per share (EPS), pro-forma EBITDA, and currency-adjusted year-on-year changes in revenue and operating income, which are not prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and are therefore considered non-GAAP measures. The non-GAAP measures included in this quarterly report are reconciled to the nearest U.S. GAAP measure. The non-GAAP measures that SAP reports may not correspond to non-GAAP measures that other companies report. The non-GAAP measures that SAP reports should be considered as additional to, and not as a substitute for or superior to, operating income, operating margin, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP.
          SAP believes that pro-forma operating income, pro-forma operating margin, pro-forma net income, and pro-forma EPS, all based on pro-forma expenses, provide supplemental meaningful information that can help investors fully assess the financial performance of the Company’s core operations. The pro-forma measures disclosed are the same measures that SAP uses in its internal management reporting. Pro-forma operating income is one of the criteria, alongside the software revenue increase, for performance-related elements of management compensation.
          The following expenses are eliminated from pro-forma expenses, pro-forma operating income, pro-forma net income, pro-forma operating margin, pro-forma EPS, and other pro-forma measures:
•	Stock-based compensation, including expenses for stock-based compensation as defined under U.S. GAAP as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions. SAP excludes stock- based compensation expenses because it has no direct influence over the actual expense of these awards once it has entered into stock-based compensation commitments.

•	Acquisition-related charges, including amortization of identifiable intangible assets acquired in acquisitions of businesses or intellectual property.

•	Impairment-related charges, including other-than-temporary impairment charges on minority equity investments.

          Pro-forma expenses and pro-forma operating income reconcile to the nearest U.S. GAAP measure as follows:
RECONCILIATION 2ND QUARTER
in € millions | unaudited

		Stock-based	Acquisition-
2006	U.S. GAAP	compensation	related charges	Pro-forma

Cost of product	264	2	4	258
Cost of service	513	2	1	510
Research and development	314	6	6	302
Sales and marketing	469	3	0	466
General and administration	109	3	0	106
Other income/expense, net	– 5	0	0	–5
Total operating expenses	1,664	16	11	1,637
Operating income	531	16	11	558

2005

Cost of product	242	3	5	234
Cost of service	481	5	1	475
Research and development	281	9	1	271
Sales and marketing	452	6	0	446
General and administration	107	6	0	101
Other income/expense, net	– 7	0	0	– 7
Total operating expenses	1,556	29	7	1,520
Operating income	460	29	7	496
RECONCILIATION SIX MONTHS ENDED JUNE 30
in € millions | unaudited

		Stock-based	Acquisition-
2006	U.S. GAAP	compensation	related charges	Pro-forma

Cost of product	535	5	13	517
Cost of service	1,018	5	1	1,012
Research and development	625	19	10	596
Sales and marketing	908	9	1	898
General and administration	219	12	0	207
Other income/expense, net	– 9	0	0	– 9
Total operating expenses	3,296	50	25	3,221
Operating income	940	50	25	1,015

2005

Cost of product	457	3	11	443
Cost of service	922	6	1	915
Research and development	528	8	2	518
Sales and marketing	809	6	0	803
General and administration	201	6	0	195
Other income/expense, net	– 6	0	0	– 6
Total operating expenses	2,911	29	14	2,868
Operating income	834	29	14	877
          A reconciliation of pro-forma net income, pro-forma EPS and pro-forma EBITDA figures is provided in the additional information to the consolidated income statements.
          In addition, SAP gives guidance based on non-GAAP financial measures. It does not provide guidance on U.S. GAAP operating margin and earnings per share measures because those measures include expenses such as stock-based compensation, impairment-related charges, and acquisition- related charges. The Company views those expenses as less meaningful in its own assessment of the financial performance of its core operations, or they are factors outside SAP’s control, dependent on SAP’s share price, or dependent on the share price of companies it acquires or in which it invests.

CONSTANT CURRENCY DATA
          SAP calculates constant-currency year-on-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from 2005 instead of 2006. SAP believes that such constant-currency measures provide supplemental meaningful information for investors as they show how the Company would have performed if it had not been affected by changes in exchange rates.
LISTINGS
          SAP AG ordinary shares are listed on the Frankfurt Stock Exchange as well as a number of other exchanges. In the United States, SAP’s American Depositary Receipts (ADRs), each worth one-fourth of an ordinary share, trade on the New York Stock Exchange under the symbol “SAP”. SAP is a component of the DAX, the index of 30 German blue chip companies. Information on the SAP ordinary shares is available on Bloomberg under the symbol SAP GR, on Reuters under SAPG.F and on Quotron under SAGR.EU. Additional information is available on SAP AG’s home page: www.sap.com.
REVIEW OF OPERATIONS
BUSINESS IN THE 2ND QUARTER 2006
GLOBAL ECONOMIC GROWTH SET TO CONTINUE In the second quarter of 2006, the global economy continues to grow despite some adverse factors. That is the view of the Organisation for Economic Co-operation and Development (OECD) and the International Monetary Fund (IMF). Recently, the economies of the world have again been performing better than the analysts and economists expected, despite the rise in commodity prices and early signs of anxiety on the inflation and interest fronts. One positive underlying factor has been the climate on the financial markets.
          The IMF forecasts that the sum value of the whole world’s goods and services, global gross domestic product (GDP), will grow 4.9% this year, compared with 4.8% in 2005. This is the IMF’s April 2006 estimate, and it represents a 0.6 percentage point upward correction of its September 2005 estimate. In May this year, the OECD estimated that the combined GDP of its 30 member countries in 2006 would be up 3.1% on the 2005 total. That is an upward revision of 0.2 percentage points since the previous OECD estimate in November 2005.
          In the IMF’s analysis, growth is set to be geographically more even than in 2005. Growth is a little less steep this year in the emerging markets, while on the other hand it is clearly accelerating in the industrialized countries.
          As in 2005, the driving force among the industrialized economies is the United States, with projected growth of 3.4%. According to the IMF’s projections, the Asian economies will loose only a little of their dynamism this year. Total GDP for the region is expected to be 7.9% (2005: 8.2%). China and India are continuing to lead the field, with predicted growth rates of 9.5% and 7.3% respectively. The IMF says the Japanese economy is on a trajectory similar to that in 2005, with growth in 2006 expected to be 2.8%. It expects economic growth in the euro zone this year to be 2.0%, up from 1.3% in 2005. The OECD confirms that Europe is accelerating away from the slower period it suffered toward the end of 2005. It believes the euro zone economies together will grow 2.2% in 2006.
          The IMF expects Germany’s GDP to increase 1.3% in 2006 (2005: 0.9%), and the OECD believes the improvement can be sustained. This makes it more likely that growing consumer spending will provide impetus to the German recovery, which so far has rested on consistently high exports.

          The OECD’s expectations are based on various assumptions: That the price of oil will stabilize at around U.S. $70 per barrel, that trade imbalances will be contained, and that long-term interest rates and property prices remain relatively stable. According to the IMF, inflation is not currently a major threat, but the situation could become critical if oil or other commodity prices increased steeply.
          In the IMF’s assessment, the primary risks for continued economic growth are growing trade imbalances and excessive budget deficits in the United States and the major economies of Western Europe. The IMF believes the emerging economies, notably some countries in Asia, must address exchange rate issues: To mitigate trade imbalances with dollar zone countries, they would have to revalue their currencies against the dollar.
IT MARKET IS IN GOOD SHAPE The global information technology (IT) market started 2006 in good shape. IDC, a U.S. market-intelligence provider specializing in the IT sector, reports that demand continues as strong as in 2005. IDC expects the sector market to expand 6.6% in 2006 (2005: 6.3%). Another leading IT market researcher in the United States, Gartner, reports that the IT market is set to grow 3.6% this year.
          Researchers say that demand in the United States for hardware upgrades is currently slackening, whereas demand for software is increasing. Turning to Southeast Asia, it is reported that IT sales are declining slightly in Japan but moving ahead overall in the emerging economies.
          Growth drivers identified by IDC include the new-generation handhelds, the new servers and server infrastructures, and network equipment. IDC also foresees 7% to 8% growth in software sales, reflecting companies’ additional budget for security, compliance, data analysis, and business intelligence applications.
          According to IDC, the United States IT market, which is the world’s most important IT market, will expand 5.8% this year, slightly less than the 6.4% growth achieved in 2005. On the other hand, Gartner’s figures show IT market growth in the United States unchanged at 3.9%. In 2005, it was the market for personal computers that was particularly vigorous; in 2006, IDC expects rapid growth (9.5%) in components for large IT systems and the network and infrastructure system segments. IDC believes that, having bought IT infrastructure upgrades last year, companies will invest more in business intelligence and real-time business process software in 2006.
          IDC also sees stronger IT sales in the Asia-Pacific region (excluding Japan), reflecting overall economic growth. Gartner expects sales in the overall IT market in the area to rise 7.2%. IDC believes the overall IT market in the same area is set to grow 9%, the software segment by 12%, and the IT services segment by 10%. After double-digit growth for many years, growth in the hardware segment of the Asia-Pacific IT market is set to slow to 8%. However, IDC expects IT sales increases of 12% in China and 20% in India. Although the markets for software and IT services are expanding in Japan, the overall IT market there is expected to grow only slowly (1.4% according to IDC) or to decline (- 0.8% growth according to Gartner) because of falling demand for PCs.
          IDC foresees growth in the Western Europe IT market this year of between 5% and 6% (2005: 5.5%) (Gartner: 2006: 1.9%; 2005: 3.7%), and it believes the fastest-growing segment will be software, with an increase of 9% (application software: 5.7%). IDC expects IT sales growth in Germany to be at the top end of the Western European range, at 6%. Broken down by segments, IDC foresees sales of hardware growing 8.4%, software 6.3%, and services 3.9%.
          IDC expects these positive trends to continue at least into 2007. Companies’ IT spending is now increasing again — notably in North America, Western Europe, and Japan, where businesses had recently been suffering from declining profits in the weak economy. According to IDC, major growth drivers will be personal computer proliferation in the emerging markets and growing use of the Internet. The only risk to demand growth is posed by the possibility of a substantial retreat of the global economy.

BUSINESS AT SAP
KEY FIGURES AT A GLANCE SAP GROUP
in € millions | unaudited

	Q2 2006	Q2 2005	Change	% Change

Revenues	2,195	2,016	+ 179	+ 9
Software revenues	621	576	+ 45	+ 8
Income before taxes	554	440	+ 114	+ 26
Net income	414	289	+ 125	+ 43
Headcount, in full-time equivalents (June 30)	37,743	34,095	+ 3,648	+ 11
SOFTWARE REVENUE BY REGION SAP GROUP
in € millions | unaudited

	Q2 2006	Q2 2005	Change	% Change

Total	621	576	+ 45	+ 8
– at constant currency rates				+10
EMEA	296	289	+ 7	+ 3
– at constant currency rates				+3
Asia-Pacific	86	85	+ 1	0
– at constant currency rates				+ 4
Americas	239	202	+37	+ 18
– at constant currency rates				+21
Revenues Software revenues were €621 million for the second quarter of 2006 (2005: €576 million), representing an increase of 8% (10% at constant currencies) compared to the same period in 2005.
          Product revenues for the 2006 second quarter were €1.5 billion (2005: €1.4 billion), which is an increase of 9% (10% at constant currencies) compared to the second quarter of 2005.
          Total revenues were €2.2 billion for the second quarter of 2006 (2005: €2.0 billion), which represented an increase of 9% (9% at constant currencies) compared to the same period in 2005.
Regional performance The Americas region remained the growth driver for SAP, reporting an 18% increase in software revenues (21% at constant currencies) to €239 million for the second quarter of 2006 compared to the same quarter last year. In the U.S., software revenues increased to €201 million, or 16% (20% at constant currencies). Second quarter software revenues in the EMEA (Europe, Middle East and Africa) region climbed to €296 million, or 3% (3% at constant currencies), with Germany reporting an 8% increase to €100 million for the second quarter of 2006. Software revenues in the APA (Asia-Pacific) region for the second quarter of 2006 were flat (4% increase at constant currencies) at €86 million, with Japan reporting a 4% decline (4% increase at constant currencies) in software revenues to €23 million.
          In the second quarter, SAP demonstrated strong momentum, announcing major contracts in all key regions: Deloitte & Touche, FileNet, Jabil Circuit, TBC Corporation, The Home Depot in the Americas; Commerzbank AG, La Caixa, Ministry of Defense (Ukraine), Océ Technologies, Saint Gobain in EMEA; China MinMetals, Japan Tobacco, Kumho Tire Co and Water Corporation in Asia-Pacific.
          On June 14, 2006, SAP announced the worldwide 10,000th customer for SAP Business One, its integrated business management solution for SMEs, which was introduced internationally in 2003.
          At SAPPHIRE ’06 Orlando, SAP and IBM announced the expansion of their relationship to serve the $500 billion small and midsize enterprise (SME) market, leveraging the IBM Business Partner channel. The companies have entered a new reseller, referral and solution relationship for mySAP All-in-One solutions to help U.S. clients in specific industries become more innovative and productive.
Income Operating income for the second quarter of 2006 was €531 million (2005: €460 million), which was an increase of 15% compared to the 2005 second quarter. Pro forma operating income was €558 million (2005: €496 million) for 2005, representing an increase of 13% compared to the second quarter of 2005.
          The operating margin for the 2006 second quarter was 24.2%, which was an increase of 1.4 percentage points compared to the second quarter of 2005. The pro forma operating margin for the 2006 second quarter was 25.4%, which was an increase of 0.8 percentage points compared to the 2005 second quarter.

          Net income for the second quarter of 2006 was €414 million (2005: €289 million), or €1.35 per share (2005: €0.93 per share), representing an increase of 43% compared to the second quarter of 2005. Second quarter 2006 pro forma net income was €432 million (2005: €314 million), or pro forma €1.41 earnings per share (2005: €1.01 per share), representing an increase of 38% compared to the second quarter of 2005. Second quarter 2006 net income, earnings per share, pro forma net income and pro forma earnings per share were positively impacted by approximately €30 million, or €0.10 per share, from a reduced effective tax rate of 25% mainly due to a settlement with the fiscal authorities on one specific item.
Market position Based on software revenues on a rolling four quarter basis, SAP’s worldwide share of Core Enterprise Applications vendors 1), which account for approximately $16 billion in software revenues as defined by the Company based on industry analyst research, was 21.7% at the end of the second quarter of 2006.
BUSINESS IN THE FIRST SIX MONTHS 2006
Revenues Software revenues increased 14% (12% at constant currencies) to €1.1 billion (2005: €1.0 billion) for the first half of 2006 compared to the same period last year.
          Product revenues increased to €2.9 billion (2005: €2.5 billion) for the first six months of 2006, representing an increase of 13% (11% at constant currencies) compared to the first six months of 2005.
          Total revenues were €4.2 billion (2005: €3.7 billion) for the 2006 first half, which was an increase of 13% (11% at constant currencies) compared to the first half of 2005.
Income Operating income for the first six months of 2006 was €940 million (2005: €834 million), which was an increase of 13% compared to the same period last year. Pro forma operating income for the 2006 six month period was €1.0 billion (2005: €877 million), representing an increase of 16% compared to the 2005 six month period.
          The operating margin for the first half of 2006 was 22.2%, which went down by 0.1 percentage points compared to the first half of 2005. The pro-forma operating margin was 24.0% for the first six months of 2006, which was an increase of 0.6 percentage points compared to the same period in 2005.
          Net income for the first half of 2006 was €696 million (2005: €543 million), or €2.26 per share (2005: €1.75 per share), representing an increase of 28% compared to the first half of 2005. Pro forma net income for the 2006 six month period was €747 million (2004: €573 million), or pro forma €2.43 per share (2005: €1.85 per share), representing an increase of 30% compared to the same period in 2005. First half 2006 net income, earnings per share, pro forma net income and pro forma earnings per share were positively impacted by approximately €30 million, or €0.10 per share, from a second quarter reduced effective tax rate of 25% mainly due to a settlement with the fiscal authorities on one specific item.
FINANCIAL POSITION
          Operating cash flow for the first half of 2006 was €963 million (2005: €832 million). Free cash flow2) for the six months of 2006 was €832 million (2005: €720 million), which was 20% as a percentage of total revenues in 2006 (2005: 19%).
          The Company disposes of €2,359 million net cash at June 30, 2006 (June 30, 2005: €3,420 million).
          The total assets amounted €8,544 million at June 30, 2006 whereas this amount was € 9,063 million at December 31, 2005. The capital expenditure consist mainly of buildings, office and business equipment, vehicle and hardware equipment.

1)	In previous quarters, worldwide peer group share was provided based on a peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only) and Siebel Systems, Inc. The Company believes that after the large amount of consolidation that has occurred among the larger companies in the software industry, the peer group has become too small to provide an adequate metric for the purpose of measuring growth of sales share. Therefore, the Company will now be providing share data based on the vendors of Core Enterprise Applications solutions, which account for approximately $16 billion in software revenues as defined by the Company based on industry analyst research. For 2006, industry analysts project approximately 4% year-on-year growth for core Enterprise Applications vendors. For its quarterly share calculation, SAP assumes that this approximate 4% growth will not be linear throughout the year. Instead, quarterly adjustments are made based on the financial performance of a sub set (approximately 30) of Core Enterprise Application vendors.

2)	Management believes that pro-forma EBITDA and free cash flow are widely accepted supplemental measures of evaluating operating performance and liquidity among companies. However these measures should be considered in addition to, and not as a substitute for, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles.

RESEARCH AND DEVELOPMENT
          SAP’s success depends on delivering innovative solutions that truly improve customers’ business processes. That is why continued development of its solution offerings was again the Company’s trump card in 2006. SAP has resolved not to allow any cost-containment measures to jeopardize its strength as an innovator.
          R&D expenses (excluding expenses for stock-based compensation and acquisition-related charges) increased 15.1% to €596 million in the first six months 2006 (Q2: €302 million) compared to €518 million of the first six months 2005 (Q2: €271 million) despite the Company’s pursuit of operating margin improvement.
          Underscoring SAP’s commitment to development, the portion of its total revenue that the Company spent on R&D (excluding expenses for stock-based compensation and acquisition- related charges) was 14.1% (2005: 13.8%). Measured in FTEs, the number of employees working in development teams rose in H1 2006 to 11,228 (H1 2005: 9,431)3).
          At SAPPHIRE ’06 in Paris, SAP’s annual international customer conference, the company’s executives detailed new tools, strategies and the industry’s first services-enabled ERP suite designed to simplify and expedite customers’ road maps to enterprise service-oriented architecture (enterprise SOA).
          Speaking at SAPPHIRE ’06 in Paris, Henning Kagermann, Shai Agassi and Léo Apotheker announced plans for the industry’s first enterprise SOA appliance. They also unveiled plans for a composite application hub that will facilitate the exploration, distribution and deployment of hundreds of innovative composite applications built by system integrators, independent software vendors, SAP and customers.
          On May 17, 2006, SAP announced the launch of a $125 million global fund to accelerate the ecosystem of independent software vendors building next-generation composite applications on the SAP NetWeaver platform.
          At SAPPHIRE ’06 Orlando, SAP announced the global availability of mySAP ERP 2005, the latest version of its renowned enterprise resource planning application. The new version of mySAP ERP features more than 300 product enhancements to provide companies with better information access and decision support.
          SAP announced the formation of four new “industry value networks” serving the consumer products, retail and technology industries and the public sector. These networks bring together customers, partners and SAP to co-innovate and quickly develop solutions to solve industry-specific customer challenges.
          At SAPPHIRE ’06 Orlando, SAP launched the second wave of its SAP CRM on-demand solutions. Delivering on SAP’s road map of quarterly software releases for its on-demand offerings, first announced in February 2006, the SAP Marketing ondemand solution provides line-of-business managers with powerful search capabilities to help more effectively target new customers, and track and pursue promising leads.
          On May 2, 2006, SAP and Microsoft Corp. announced that the two companies will ship their joint product Duet software for Microsoft Office and SAP on time in June 2006. Duet allows information workers to use their familiar Microsoft Office environment to access selected SAP business processes and data. Nearly 100 joint customers and partners have been exploring the software’s benefits in early release versions since late 2005.
EMPLOYEES
          As of June 30, 2006, the number of employees3) increased by 1,870 to 37,743 compared to December 31, 2005 (1,096 compared to March 31, 2006). 13,999 employees worked in Germany and 23,744 in other countries.
          During the first two quarters, SAP collected several honors for excellence as an employer. SAP Andina y del Caribe (Venezuela), SAP Chile, SAP Deutschland (Germany), SAP India, and SAP Mexico all won Great Place to Work awards. In addition, SAP Labs India won the prize for Recruiting and Staffing Best In Class for using innovative best practices in workforce management and planning.
EMPLOYEES
in full-time equivalents

			Absolute
	06/30/2006	03/31/2006	change

Research and Development	11,228	10,649	579
Service	11,331	11,307	24
Product	4,907	4,673	234
Sales and Marketing	6,890	6,670	220
General and Administration	2,278	2,258	20
Infrastructure	1,109	1,090	19

SAP Group	37,743	36,647	1,096

3)	In an effort to better align headcount reporting with the expense line items of the Company’s consolidated income statement and to improve transparency in headcount reporting, SAP changed its headcount reporting structure both internally and externally. This change did not affect the total headcount numbers, but only the headcount data within the reported headcount line items. Through December 31, 2005, SAP had previously grouped headcount data by business areas/functional expertise for both internal and external reporting purposes. As explained above, effective January 1, 2006, SAP revised its reporting approach.

COMPANY STRUCTURE AND ORGANIZATION
          On May 17, 2006, SAP announced the creation of a new business unit to empower customers with end-to-end solutions for governance, risk management and compliance (GRC). On May12, 2006, SAP had acquired Virsa Systems, Inc., a privately-held leading supplier of cross-enterprise compliance solutions.
          SAP also acquired three other software companies during the six months ended June 30, 2006. SAP has consolidated the results of all acquired companies since their respective acquisition dates. None of the companies acquired in 2006 are individually material to SAP. The aggregate purchase price for all 2006 purchase business combinations was paid in cash and amounted to €486 million, net of cash received. This amount includes about €1.3 million purchase price payments resulting from earn-out and milestone agreements related to acquisitions closed before the current fiscal year. The aggregate purchase price for acquisitions executed in the first half of 2006 may increase by up to €6 million if certain earn-out milestones are achieved by the acquired companies. SAP allocated the aggregate purchase price for all 2006 purchase business combinations to the assets acquired and liabilities assumed based upon preliminary estimates of fair values. SAP expects to finalize its fair value estimates and complete the purchase price allocations during the second half of 2006.
LITIGATION AND CLAIMS
          In April 2005, U.S.-based ePlus, Inc., instituted legal proceedings in the United States against SAP. ePlus alleges that certain SAP products, methods, and services infringe three U.S. patents owned by ePlus. In its complaint, ePlus seeks unspecified monetary damages, permanent injunctive relief, and up to treble damages for alleged willful infringement. The trial, which was held in March/April of 2006, resulted in a mistrial due to a hung jury. The case is scheduled to be submitted to the Court for a decision.
          In May 2006, U.S.-based Triton IP, LLC, instituted legal proceedings in the United States against multiple defendants including SAP, Microsoft and Oracle. Triton IP alleges that certain SAP products infringe a U.S. patent owned by Triton IP. In its complaint, Triton IP seeks unspecified monetary damages and permanent injunctive relief. SAP’s answer to the complaint was due August 7, 2006.
          While the ultimate outcome of these cases cannot be determined presently with certainty, SAP is vigorously defending against the claims, and While the ultimate outcome of these cases cannot be determined presently with certainty, SAP is vigorously defending against the claims, and believes that these actions are not likely to have a material effect on its business, financial position, results of operations, or cash flows. As of June 30, 2006, no amount has been accrued for these matters as a loss is not probable or estimable. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurance that these actions would not have such a material adverse effect on SAP’s business, financial position, results of operations, or cash flows.
          In August 2005, U.S.-based AMC Technology, Inc., instituted legal proceedings in the United States against SAP. AMC alleges that SAP breached an agreement with AMC, and that certain SAP technology infringed AMC’s copyright and improperly included AMC technology. AMC’s complaint seeks unspecified monetary damages and injunctive relief. SAP and AMC Technology, Inc., are currently negotiating to resolve their dispute. While the ultimate outcome of these negotiations cannot be determined presently with certainty, SAP currently expects to resolve this dispute for an amount immaterial to SAP’s business, financial position, results of operations, and cash flows.
          SAP is also subject to a variety of other claims and suits that arise from time to time in the ordinary course of SAP’s business. SAP currently believes that resolving these claims, individually or in aggregate, will not have a material adverse effect on SAP’s business, financial position, results of operations, or cash flows. However, these matters are subject to inherent uncertainties and SAP’s view of these matters may change in the future.
MARKET CAPITALIZATION AND SAP SHARE
          The SAP share closed on June 30, 2006 at €165,00 (XETRA). Thus, SAP’s market capitalization excluding treasury share reached approximately €52 billion at the end of the second quarter 2006. Since the beginning of the year, SAP’s stock increased 7.7% in value. The German DAX rose 5.4% during the first six months; the Dow Jones EURO STOXX 50 increased 2.0% and Goldman Sachs Software Index decreased 6.2% in value over the same period.
          In the first half of 2006, the Company bought back 5.66 million shares at an average price of €165.72 (total amount: €938 million). This compares to 2.24 million shares bought back in the first half of 2005. At June 30, 2006, treasury stock stood at 11.31 million shares at an average price of €139.79. SAP’s current share buy-back program allows the Company to purchase up to 30 million shares. Given the Company’s strong free cash flow2) generation, SAP plans to further evaluate opportunities to buy back shares in the future.

          The May 9, 2006 SAP AG Annual General Meeting of Shareholders voted by an overwhelming majority, 99.88%, to increase the Company’s subscribed capital using retained earnings and APIC. However, some shareholders have filed challenges to the resolution with the Heidelberg, Germany, district court. That means the increase cannot yet be registered with the Mannheim municipal court, which in turn is holding up the issue of the bonus shares to shareholders. The timing of the subscribed capital increase now depends on the progress of the proceedings in court. To accelerate the outcome, SAP has applied to the district court for an interim release. The Company will provide information on the court proceedings and the expected timing of the bonus share issue as soon as this is foreseeable.
BUSINESS OUTLOOK
SAP reaffirms its outlook for the full-year 2006 as provided at the beginning of 2006 and as a result provides the following outlook for the full-year 2006:
•	The Company expects full-year 2006 product revenues to increase in a range of 13% to 15% compared to 2005. This growth rate is based on the Company’s expectation for full-year 2006 software revenue growth in a range of 15% to 17% compared to 2005. As in 2005, the growth would be driven by the Americas and Asia-Pacific. Low single-digit revenue growth in Germany is likely, while high single-digit growth is expected for the rest of the EMEA region. Consulting and training revenue would grow more slowly than product revenue.
•	The Company expects the full-year 2006 pro-forma operating margin, which excludes stock-based compensation and acquisition-related charges, to increase in a range of 0.5 to 1.0 percentage points compared to 2005.
•	The Company expects full-year 2006 pro-forma earnings per share, which excludes stock-based compensation, acquisition-related charges, and impairment-related charges, to be in a range of €5.80 to €6.00 per share.
•	As in previous years, the major portion of the planned investment is earmarked for new hires, who would be taken on as needed to meet the actual requirements of business. If the year unfolds as planned, some 3,500 FTEs would be added to the total headcount. The regional breakdown of headcount growth is planned to be like 2005. A significant proportion of the new jobs will be located in India and China, without reducing numbers in other locations. Some low double digit percentage of the increase would be new jobs in Germany, a country in which SAP continues to have faith as a place to do business.
•	The capital expenditures planned for 2006, which will be covered in full by operating cash flow, will mainly be on the completion of new office buildings at various locations. SAP plans to build liquid assets and reinforce its healthy financial situation.
This outlook assumes that:
•	The economy is stable.
•	The buying behavior of customers will conform to the usual seasonal pattern, with revenue at its strongest in the fourth quarter.
•	The average U.S. dollar to euro exchange rate is $1.23 per €1.00.
•	SAP updated its outlook regarding the tax rate and now assumes that the effective group tax rate is 32.5% or slightly lower.
•	In 2006, SAP intends to continue seeking opportunities to step up stock repurchasing from the 2005 previous level. The outlook for pro-forma EPS is based on 307 million shares.

INTERIM FINANCIAL STATEMENTS
CONSOLIDATED INCOME STATEMENTS SAP GROUP 2ND QUARTER
In € millions | unaudited

			Change
	2006	2005	in %

Software revenue	621	576	8
Maintenance revenue	856	779	10
Product revenue	1,477	1,355	9
Consulting revenue	588	540	9
Training revenue	98	91	8
Service revenue	686	631	9
Other revenue	32	30	7

Total revenue	2,195	2,016	9

Cost of product	– 264	– 242	9
Cost of service	– 513	– 481	7
Research and development	– 314	– 281	12
Sales and marketing	– 469	– 452	4
General and administration	– 109	– 107	2
Other income/expense, net	5	7	– 29

Total operating expenses	– 1,664	– 1,556	7

Operating income	531	460	15
Other non-operating income/expense, net	2	– 4	N/A
Financial income, net	21	– 16	N/A

Income before income taxes	554	440	26
Income taxes	– 139	– 151	– 8
Minority interest	– 1	0	N/A

Net income	414	289	43

Basic earnings per share (in €)	1.35	0.93	43
CONSOLIDATED INCOME STATEMENTS SAP GROUP SIX MONTHS ENDED JUNE 30
In € millions | unaudited

			Change
	2006	2005	in %

Software revenue	1,149	1,010	14
Maintenance revenue	1,716	1,518	13
Product revenue	2,865	2,528	13
Consulting revenue	1,145	1,015	13
Training revenue	187	163	15
Service revenue	1,332	1,178	13
Other revenue	39	39	0

Total revenue	4,236	3,745	13

Cost of product	– 535	– 457	17
Cost of service	–1,018	– 922	10
Research and development	– 625	– 528	18
Sales and marketing	– 908	– 809	12
General and administration	– 219	– 201	9
Other income/expense, net	9	6	50

Total operating expenses	–3,296	–2,911	13

Operating income	940	834	13
Other non-operating income/expense, net	– 15	11	N/A
Financial income, net	57	– 8	N/A

Income before income taxes	982	837	17
Income taxes	– 285	– 293	– 3
Minority interest	– 1	– 1	0

Net income	696	543	28

Basic earnings per share (in €)	2.26	1.75	28

CONSOLIDATED BALANCE SHEETS SAP GROUP
in € millions | preliminary and unaudited

			Change
	06/30/2006	12/31/2005	in %
Assets
Intangible assets	1,244	766	62
Property, plant, and equipment	1,121	1,095	2
Financial assets	498	534	-7
Fixed assets	2,863	2,395	20

Accounts receivable	1,971	2,251	-12
Inventories and other assets	836	655	28
Liquid assets/Marketable securities	2,535	3,423	-26
Current assets	5,342	6,329	-16

Deferred taxes	197	251	-22

Prepaid expenses	142	88	61

Total assets	8,544	9,063	-6

Shareholder’s equity and liabilities
Shareholders’ equity	5,191	5,782	-10
Minority interest	8	8	0
Reserves and accrued liabilities	1,547	2,023	-24
Other liabilities	765	846	-10
Deferred income	1,033	404	156

Total shareholders’ equity and liabilities	8,544	9,063	-6

Days sales outstanding	69	68

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE QUARTERS ENDED
in € millions | unaudited

					Accumulated other comprehensive income/loss
										Currency
									Unrea-	effects
	Number					Unrealized			lized	from inter-
	of shares					gains/	Additional	Unrealized	gains/	company
	issued and		Additional		Currency	losses on	minimum	gains/losses	losses on	long-term
	outstanding	Subscribed	paid-in	Retained	translation	marketable	pension	on cash flow	STAR	investment	Treasury
	(in millions)	capital	capital	earnings	adjustment	securities	liability	hedges	hedges	transactions	stock	Total
January 1, 2005	316	316	322	4,830	-322	8	-11	13	9	-2	-569	4,594
Net income				543								543
Change in Other comprehensive income/loss, net of tax					113			-30	45	22		150
Total Comprehensive income												693
Stock-based compensation			-5									-5
Dividends				-340								-340
Treasury stock transactions			21								-162	-141
Convertible bonds and stock options exercised			27									27
Other			-2									-2

June 30, 2005	316	316	363	5,033	-209	8	-11	-17	54	20	-731	4,826

January 1, 2006	316	316	373	5,986	-202	11	-10	-9	51	41	-775	5,782
Net income				696								696
Change in Other comprehensive income/loss, net of tax					-113	-7		20	-15	-8		-123
Total Comprehensive income												573
Stock-based compensation			2									2
Dividends				-447								-447
Treasury stock transactions			42								-806	-764
Convertible bonds and stock options exercised	1	1	43									44
Other				1								1

June 30, 2006	317	317	460	6,236	-315	4	-10	11	36	33	-1,581	5,191

CONSOLIDATED STATEMENTS OF CASH FLOWS SAP GROUP SIX MONTHS ENDED JUNE 30
in € millions | unaudited

	2006	2005
Net income	696	543
Minority interest	1	1
Income before minority interest	697	544

Depreciation and amortization	108	101
Gains on disposal of property, plant, and equipment and equity securities	- 2	- 2
Write-downs of financial assets, net	- 1	2
Impacts of STAR hedging	- 63	29
Stock-based compensation including income tax benefits	52	37
Change in accounts receivables and other assets	163	84
Change in reserves and liabilities	- 548	- 505
Change in deferred taxes	- 9	- 12
Change in other assets	- 57	- 70
Change in deferred income	623	624

Net cash provided by operating activities	963	832

Acquisition of minorities in subsidiaries	0	- 25
Other acquisitions, net cash and cash equivalents acquired	- 486	- 19
Purchase of intangible assets and property, plant, and equipment	- 131	- 112
Purchase of financial assets	- 16	- 11
Proceeds from disposal of fixed assets	29	12
Purchase/sale of marketable securities	34	- 21
Change in liquid assets (maturities exceeding 3 months)	796	- 100

Net cash used in investing activities	226	- 276

Dividends paid	- 447	- 340
Purchase of treasury stock	- 947	- 298
Proceeds from reissuance of treasury stock	134	111
Proceeds from issuance of common stock (stock-based compensation)	42	28
Proceeds/repayment of short-term and long-term debt	1	- 1
Proceeds from the exercise of equity derivative instruments (STAR hedge)	57	39
Acquisition of derivative equity instruments (STAR hedge)	- 53	- 47

Net cash used financing activities	- 1,213	- 508

Effect of foreign exchange rates on cash	- 34	76

Net change in cash and cash equivalents	- 58	124

Cash and cash equivalents at the beginning of the period	2,064	1,506
Cash and cash equivalents at the end of the period	2,006	1,630

ADDITIONAL INFORMATION 2ND QUARTER
in € millions | unaudited

			Change
	2006	2005	in %

Pro-forma EBITDA reconciliation:

Net income	414	289	43

Minority interest	1	0	N/A
Income taxes	139	151	– 8

Net income before income taxes	554	440	26
Financial income, net	– 21	16	N/A
Other non-operating income/expense, net	– 2	4	N/A

Operating income	531	460	15
Depreciation and amortization	54	52	4

Pro-forma EBITDA	585	512	14
as a % of sales	27%	25%

Pro-forma operating income reconciliation:

Operating income	531	460	15

LTI/STAR/SOP	16	29	– 45
Settlement of stock-based compensation programs	0	0	N/A
Total stock-based compensation	16	29	– 45
Acquisition-related charges	11	7	57

Pro-forma operating income excluding stock-based compensation and acquisition-related charges	558	496	13

Operating margin	24.2%	22.8%

Pro-forma operating margin	25.4%	24.6%

Financial income, net	21	– 16	N/A
thereof impairment-related charges	0	– 1	N/A

Income before income taxes	554	440	26
Income taxes	139	151	– 8
Effective tax rate	25%	34%

Pro-forma net income reconciliation:

Net income	414	289	43

Stock-based compensation, net of tax	12	20	– 40
Acquisition-related charges, net of tax	6	4	50
Impairment-related charges, net of tax	0	1	N/A

Pro-forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges	432	314	38

Pro-forma-EPS reconciliation:

Earnings per share (in €)	1.35	0.93	43
Stock-based compensation	0.04	0.06	– 40
Acquisition-related charges	0.02	0.02	50
Impairment-related charges	0.00	0.00	N/A

Pro-forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €)	1.41	1.01	38
Weighted average number of shares (in thousands) treasury stock excluded	307,149	309,695

ADDITIONAL INFORMATION 01/01-06/30
in € millions | unaudited

			Change
	2006	2005	in %

Pro-forma EBITDA reconciliation:

Net income	696	543	28

Minority interest	1	1	0
Income taxes	285	293	– 3

Net income before income taxes	982	837	17
Financial income, net	– 57	8	N/A
Other non-operating income/expense, net	15	– 11	N/A

Operating income	940	834	13
Depreciation and amortization	108	101	7

Pro-forma EBITDA	1,048	935	12
as a % of sales	25%	25%

Pro-forma operating income reconciliation:

Operating income	940	834	13

LTI/STAR/SOP	50	29	72
Settlement of stock-based compensation programs	0	0	N/A
Total stock-based compensation	50	29	72
Acquisition-related charges	25	14	79

Pro-forma operating income excluding stock-based compensation and acquisition-related charges	1,015	877	16

Operating margin	22.2%	22.3%

Pro-forma operating margin	24.0%	23.4%

Financial income, net	57	– 8	N/A
thereof impairment-related charges	0	– 2	– 100

Income before income taxes	982	837	17
Income taxes	285	293	– 3
Effective tax rate	29%	35%

Pro-forma net income reconciliation:

Net income	696	543	28

Stock-based compensation, net of tax	36	20	80
Acquisition-related charges, net of tax	15	8	88
Impairment-related charges, net of tax	0	2	– 100

Pro-forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges	747	573	30

Pro-forma EPS reconciliation:

Earnings per share (in €)	2.26	1.75	28
Stock-based compensation	0.12	0.06	80
Acquisition-related charges	0.05	0.03	88
Impairment-related charges	0.00	0.01	– 100

Pro-forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €)	2.43	1.85	30

Weight average number of shares (in thousands) treasury stock excluded	308,027	309,820

NOTES TO THE INTERIM FINANCIAL STATEMENTS
GENERAL The consolidated financial statements of SAP AG, together with its subsidiaries (collectively, “SAP,” the “Group”, or the “Company”), have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The quarterly financial statements comprise an abbreviated profit and loss statement, balance sheet, cash flow statement and development of equity statement. The interim financial statements as per June 30, 2006 were prepared in accordance with the same accounting and measurement principles as those applied in the consolidated financial statements as per December 31, 2005, outlined in detail in the notes to those financial statements. For further information, refer to the Company’s Annual Report on Form 20-F for 2005 filed with the SEC.
CONDENSED NOTES TO CONSOLIDATED INCOME STATEMENTS AND BALANCE SHEETS – UNAUDITED
Scope of Consolidation The following table summarizes the change in the number of companies included in the consolidated financial statements:
Number of companies consolidated in the financial statements

	German	Foreign	Total

12/31/2005	17	86	103
Additions	—	4	4
Disposals	—	6	6
03/31/2006	17	84	101
Additions	3	8	11
Disposals	—	—	—
06/30/2006	20	92	112
     As of June 30, three companies, in which SAP directly holds between 20% and 50% of the voting rights or has the ability to exercise significant influence over the operating and financial policies (“associated companies”), are accounted for using the equity method.
     The impact of changes in the scope of companies included in the consolidated financial statements has an immaterial effect on the comparability of the consolidated financial statements presented.
Stock-based compensation On January 1, 2006, SAP adopted SFAS 123R, using a modified version of prospective application.
     The cumulative effect from the adoption of SFAS 123R including the remeasurement from intrinsic value to fair value of liability classified awards (STAR 2003, STAR 2004, STAR 2005) are immaterial, due to the fact that the difference between the intrinsic values and the fair values of the STARs outstanding as of December 31, 2005 was immaterial.
     The fair value of the Company’s stock-based awards was estimated as of the date of grant using the Black-Scholes option-pricing model.
     The fair value of the Company’s stock-based awards granted in the first quarter of 2006 under SAP SOP 2002 amounts to 26.47 per option and was calculated using the following assumptions:

Expected life (in years)	3.5
Risk free interest rate	3.10%
Expected volatility	24%
Expected dividends	0.86%
     The stock-based compensation included in the determination of net income for the first six months of the period ended June 30, 2005, and for the second quarter of 2005 deviates from the amount that would have been recognized if the fair value based method had been applied to all awards granted since the original date of SFAS 123, “Accounting for Stock-Based Compensation”.
     The following table illustrates the effect on net income and earnings per share for the six month period ended June 30, 2005, as if the fair value method of SFAS 123 had been applied to all granted awards.

Net income	Q2	H1
in € millions	2005	2005
As reported	289	543
Add/Minus: Expense for stock-based compensation, net of tax according to APB 25 4)	20	20
Minus: Expense for stock-based compensation, net of tax according to SFAS 123	32	64
Pro-forma	277	499

Earnings per share in €
Basic – as reported	0.93	1.75
Diluted – as reported	0.93	1.75
Basic – pro-forma	0.89	1.61
Diluted – pro-forma	0.89	1.61

4)	Expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions are not included.

Earnings per share

	Q2	H1	Q25)	H15)
in €	2006	2006	2005	2005
Basic	1.34	2.25	0.93	1.75
Diluted	1.35	2.26	0.93	1.75
Subscribed Capital At June 30, 2006, SAP AG had 316,824,515 no-par ordinary shares issued with a calculated nominal value of €1 per share.
          In the first half of the year the number of ordinary shares increased by 366,694 (Q2: 78,471), representing €366,694 (Q2: €78,471) resulting from the exercise of awards granted under certain stock-based compensation programs.
Treasury Stock As of June 30, 2006, SAP had acquired 11,309 thousand of its own shares, representing €11,309 thousand or 3.57% of capital stock. In the first half of the year 2006 5,704 thousand (Q2: 3,148 thousand) shares were acquired under the buyback program at an average price of approximately €165.74 (Q2: €164.51) per share and 1,074 thousand (Q2: 181 thousand) shares were distributed at an average price of approximately €122.50 (Q2: €110.43) per share. The acquired shares represent €5,704 thousand or 1.80% (Q2: €3,148 thousand or 0.99%) of capital stock. The distributed shares represent €1,074 thousand or 0.34% (Q2: €181 thousand or 0.06%) of capital stock. All shares have been distributed to employees in conjunction with stock-based compensation programs or discounted stock purchase programs. Although treasury stock is legally considered to be outstanding, SAP has no dividend or voting rights associated with treasury stock.
Segment Information: The segment information for the periods presented is as follows:
Q2 2006

in € millions	Product	Consulting	Training	Total
External revenue	1,512	573	109	2,194
Segment expenses	– 640	– 429	– 67	– 1,136
Segment contribution	872	144	42	1,058
Segment profitability	57.7%	25.1%	38.5%
Q2 2005

in € millions	Product	Consulting	Training	Total
External revenue	1,390	526	99	2,015
Segment expenses	– 593	– 405	– 62	– 1,060
Segment contribution	797	121	37	955
Segment profitability	57.3%	23.0%	37.4%
01/01-06/30/2006

in € millions	Product	Consulting	Training	Total
External revenue	2,914	1,111	209	4,234
Segment expenses	– 1,253	– 849	– 131	– 2,233
Segment contribution	1,661	262	78	2,001
Segment profitability	57.0%	23.6%	37.3%
01/01-06/30/2005

in € millions	Product	Consulting	Training	Total
External revenue	2,578	985	179	3,742
Segment expenses	– 1,103	– 777	– 118	– 1,998
Segment contribution	1,475	208	61	1,744
Segment profitability	57.2%	21.1%	34.1%
          The following table presents a reconciliation of total segment revenues to total consolidated revenues as reported in the consolidated statements of income:

in € millions	Q2	H1	Q2	H1
	2006	2006	2005	2005
Total revenue for reportable segments	2,194	4,234	2,015	3,742
Other external revenues	1	2	1	3

	2,195	4,236	2,016	3,745
          The following table presents a reconciliation of total segment contribution to income before income taxes as reported in the consolidated statements of income:

in € millions	Q2	H1	Q2	H1
	2006	2006	2005	2005
Total contribution for reportable segments	1,058	2,001	955	1,744
Contribution from activities outside the reportable segments	– 500	– 986	– 459	- 867
Stock-based compensation expenses	– 16	– 50	– 29	– 29
Acquisition-related charges	– 11	– 25	– 7	– 14
Other differences	0	0	0	0
Operating income	531	940	460	834
Other non-operating income/expenses, net	2	– 15	– 4	11
Finance income, net	21	57	– 16	– 8

Income before income taxes	554	982	440	837

5)	Due to the changed rules for accounting for stock-based compensation prior year’s figures are not comparable to this year’s figures (see also comments to Stock-based compensation (above) for further explanations).

Geographic information The following tables present a summary of operations by geographic region. The amounts for sales by destination are based on consolidated data which reconcile to the Consolidated Statements of Income. Income before income tax is based on unconsolidated data.
Income before income tax

in € millions	Q2	H1	Q2	H1
	2006	2006	2005	2005
Germany	332	1,080	857	1,061
Rest of EMEA6)	110	175	79	126
Total EMEA	442	1,255	936	1,187
United States	94	152	69	125
Rest of Americas	39	42	42	38
Total Americas	133	194	111	163
Japan	9	18	7	19
Rest of Asia-Pacific	39	79	24	48
Total Asia-Pacific	48	97	31	67

	623	1,546	1,078	1,417
Sales by destination

in € millions	Q2	H1	Q2	H1
	2006	2006	2005	2005
Germany	438	830	426	803
Rest of EMEA6)	698	1,311	659	1,209
Total EMEA	1,136	2,141	1,085	2,012
United States	641	1,234	560	1,027
Rest of Americas	164	350	133	250
Total Americas	805	1,584	693	1,277
Japan	97	192	94	186
Rest of Asia-Pacific	157	319	144	270
Total Asia-Pacific	254	511	238	456

	2,195	4,236	2,016	3,745
Employees as of June, 30
in full-time equivalents

	2006	2005
Germany	13,999	13,691
Rest of EMEA 6)	7,952	7,460
Total EMEA	21,951	21,151
United States	6,640	5,658
Rest of Americas	2,109	1,688
Total Americas	8,749	7,346
Japan	1,285	1,298
Rest of Asia-Pacific	5,758	4,300
Total Asia-Pacific	7,043	5,598

	37,743	34,095
          For an allocation of employees in business areas, please refer to page 8 of this document.

6)	Europe/Middle East/Africa

ADDITIONAL INFORMATION
FINANCIAL CALENDAR
2006
October 19
Third quarter 2006, Preliminary Earnings Release, telephone conference
2007
January 24
Full year 2006, Preliminary Earnings Release, analyst conference, Frankfurt
April 20
First quarter 2007, Preliminary Earnings Release, telephone conference
May 10
Annual General Shareholder Meeting
Please visit www.sap.com/investor for regular updates, featuring management presentations and webcasts, and to order the SAP Annual Report.
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